August 13, 2020

VIA EDGAR

Daniel F. Duchovny Special Counsel Office of Mergers and Acquisitions United States Securities and Exchange Commission, Division of Corporation Finance Washington, DC 20549

Re:	CNL Healthcare Properties, Inc.

Schedule TO-T filed August 3, 2020 by Comrit Investments 1, Limited Partnership and Comrit Investments Ltd.

File No. 005-90567

Dear Mr. Duchovny:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your August 11, 2020 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Offer to Purchase

1.	Please tell us how and when you complied with the dissemination requirements set forth in Rule 14d-4.

The Purchaser relied upon “Summary publication” as described in Rule 14d-4(a)(2) to disseminate the tender offer materials to securityholders. The Purchaser published notice of the tender offer in Investor’s Business Daily, a weekly publication, in the week of August 10, 2020 edition. The Purchaser included a copy of the press release that was published as Exhibit 99(a)(4) to its Schedule TO-T that is the subject of this letter (the “Schedule TO”).

Summary Term Sheet, page 4

2.	You state that “Purchaser currently has sufficient funded capital to fund all of its commitments under this Offer.” We note that you also commenced an offer for shares of KBS Real Estate Investment Trust II, Inc. Please revise your offer document to disclose, if true, that you have sufficient capital to fund all of your commitments for these and any other ongoing tender offers.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to the Schedule TO, filed on the date hereof (the “Amended Schedule TO”) in response to the Staff’s comment.

Section 2. Acceptance for Payment and Payment for Shares; Proration, page 9

3.	You state that you will pay for shares tendered “within three business days following the completion of the Offer, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded REITs.” Disclose how long you expect this to take, and how you will comply with your obligation under Rule 14e-1(c) to promptly pay for tendered Shares.

The Purchaser acknowledges the Staff’s comment and has revised the disclosure in the Amended Schedule TO in response to the Staff’s comment.

*        *        *        *        *

The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir

Ziv Sapir, Chief Executive Officer

cc: Amos W. Barclay, Esq. (Holland & Hart LLP)

2